Exhibit 99.4

Oncolytics Biotech® Reports 2018 First Quarter Results

CALGARY, AB and SAN DIEGO, CA, May 11, 2018 - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced financial results and operational highlights for the quarter ended March 31, 2018. All dollar amounts are Canadian unless otherwise noted.

“The rapid and exciting evolution of Oncolytics has continued in 2018. We have presented exciting immuno-oncology data at a number of medical meetings which supports both our rationale for a phase 3 registration study of pelareorep in metastatic breast cancer and additional collaborations using checkpoint inhibitors,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “With this momentum we have begun to lay the groundwork for value driving catalysts over the next 18 months, including multiple near-term clinical programs evaluating the efficacy of pelareorep in combination with checkpoint inhibitors in a variety of cancer indications. Finally, management also advanced plans to relist Oncolytics’ shares on the NASDAQ Capital Market exchange and we continue to carefully evaluate the timing of this action.”

Selected highlights since January 1, 2018

Clinical Updates

•	Presented posters highlighting data from pelareorep studies at the American Association for Cancer Research (AACR) Annual Meeting 2018. The presentations showed preclinical models demonstrating pelareorep increased PD-L1 expression in microsatellite stable (MSS) colorectal cancer cells (CRC) and demonstrated efficacy for pelareorep and anti-PD1 agent combination.
•	Presented positive pelareorep data in combination with Keytruda® and anti-CD73 at the International Oncolytic Virus Conference 2018. The poster highlighted the effectiveness of pelareorep in combination with Keytruda® and/or an anti-CD73 immunotherapy in prostate cancer cell lines.
•	Presented poster highlighting results from the REO 024 study at the 2018 Gastrointestinal Cancers Symposium sponsored by ASCO. The poster described six efficacy evaluable, second-line, pancreatic cancer patients, including two with stable disease of 126 and 277 days and remarkably, one patient that had a partial response and remained on study for 504 days, through 35 cycles of treatment.
•	Reached agreement with the U.S. Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) for the protocol design, clinical endpoints and statistical analysis approach for the company's phase 3 study evaluating pelareorep for the treatment of metastatic breast cancer.

Corporate Updates

•	Received shareholder approval for the consolidation of the Company's common shares, which will enable Oncolytics to meet requirements for listing on the NASDAQ Capital Market.

Anticipated Milestones

•	Initiate a phase 3 registration study of pelareorep in combination with paclitaxel, for the treatment HR+/HER2- mBC patients.
•	Initiate a phase 2 partner-sponsored window of opportunity study of pelareorep in combination with standard of care therapy in the neoadjuvant setting in mBC in 2H 2018.
•	Initiate multiple phase 2 partner-sponsored studies to generate important biomarker and efficacy data of pelareorep in combination with checkpoint inhibitors in 2H 2018.

•	Expand the findings of REO 024 by initiating a phase 2 study examining pelareorep in combination with pembrolizumab (KEYTRUDA®) in patients with relapsed metastatic adenocarcinoma of the pancreas.
•	Re-list on NASDAQ.

Financial

•	At March 31, 2018, the Company reported $7.7 million in cash and cash equivalents.
•	As at May 3, 2018, we had an unlimited number of authorized common shares with 142,334,722 common shares issued and outstanding, 16,445,000 warrants with a $0.95 strike price and 11,339,608 options and share units.

ONCOLYTICS BIOTECH INC.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at	March 31, 2018 $	December 31, 2017 $
Assets
Current assets
Cash and cash equivalents	7,745,255	11,836,119
Contract receivable	4,899,720	4,767,100
Other receivables	38,888	37,726
Prepaid expenses	1,087,013	1,176,063
Total current assets	13,770,876	17,817,008
Non-current assets
Property and equipment	356,281	333,441
Total non-current assets	356,281	333,441

Total assets	14,127,157	18,150,449
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	3,201,351	3,684,023
Contract liability	927,400	1,545,645
Total current liabilities	4,128,751	5,229,668
Non-current liabilities
Contract liability	5,255,180	4,636,935
Total non-current liabilities	5,255,180	4,636,935

Total liabilities	9,383,931	9,866,603
Shareholders’ equity
Share capital Authorized: unlimited Issued: March 31, 2018 - 142,325,222 December 31, 2017 - 141,805,722	272,230,453	271,710,138
Warrants	3,617,900	3,617,900
Contributed surplus	27,567,356	27,028,238
Accumulated other comprehensive income	444,351	373,730
Accumulated deficit	(299,116,834)	(294,446,160)
Total shareholders’ equity	4,743,226	8,283,846
Total liabilities and equity	14,127,157	18,150,449

ONCOLYTICS BIOTECH INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(unaudited)

For the three month period ending March 31,	2018 $	2017 $

Expenses
Research and development	2,934,891	2,268,071
Operating	1,762,553	1,300,300
Loss before the following	(4,697,444)	(3,568,371)
Interest	26,890	50,715
Loss before income taxes	(4,670,554)	(3,517,656)
Income tax expense	(120)	(63)
Net loss	(4,670,674)	(3,517,719)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	70,621	(20,748)
Net comprehensive loss	(4,600,053)	(3,538,467)
Basic and diluted loss per common share	(0.03)	(0.03)
Weighted average number of shares (basic and diluted)	142,249,733	121,258,222

ONCOLYTICS BIOTECH INC.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016	262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss	—	—	—	(20,748)	(3,517,719)	(3,538,467)
Share based compensation	—	—	133,889	—	—	133,889
Share issue costs	(10,500)	—	—	—	—	(10,500)
As at March 31, 2017	262,311,325	—	26,776,933	533,312	(282,347,028)	7,274,542

As at December 31, 2017	271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income	—	—	—	70,621	(4,670,674)	(4,600,053)
Issued pursuant to "At the Market" Agreement	553,650	—	—	—	—	553,650
Share based compensation	—	—	539,118	—	—	539,118
Share issue costs	(33,335)	—	—	—	—	(33,335)
As at March 31, 2018	272,230,453	3,617,900	27,567,356	444,351	(299,116,834)	4,743,226

ONCOLYTICS BIOTECH INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

For the three month period ending March 31,	2018 $	2017 $

Operating Activities
Net loss for the period	(4,670,674)	(3,517,719)
Amortization - property and equipment	19,858	24,036
Share based compensation	539,118	133,889
Unrealized foreign exchange (gain) loss	(4,513)	52,032
Net change in non-cash working capital	(492,547)	(637,646)
Cash used in operating activities	(4,608,758)	(3,945,408)
Investing Activities
Acquisition of property and equipment	(42,619)	(5,836)
Redemption of short-term investments	—	2,088,800
Cash (used in) provided by investing activities	(42,619)	2,082,964
Financing Activities
Proceeds from "At the Market" equity distribution agreement	520,315	(10,500)
Cash provided by (used in) financing activities	520,315	(10,500)
Decrease in cash	(4,131,062)	(1,872,944)
Cash and cash equivalents, beginning of period	11,836,119	12,034,282
Impact of foreign exchange on cash and cash equivalents	40,198	(58,945)
Cash and cash equivalents, end of period	7,745,255	10,102,393

To view the Company's Fiscal 2018 First Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings, which will be available under the Company's profile at www.sedar.com and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About REOLYSIN/Pelareorep

REOLYSIN, also known as pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com